                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           Robomatix Technologies Ltd.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                                  Zvi Barinboim
                            Silverboim Holdings Ltd.
                                SPL Software Ltd.
                            WorldGroup Holdings Ltd.
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                      (Names of Filing Persons (Offerors))

                  Ordinary Shares, Par Value NIS 1.46 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M8216J107
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                                 (CUSIP Number)

                            Andris J. Vizbaras, Esq.
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
           $17,286,257                                    $2,035

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,286,257 ordinary shares of Robomatix Technologies
Ltd. at the tender offer price of $1.00 per ordinary share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate
Advisory No. 1 for fiscal year 2006, equals $117.70 per million of transaction value.

[X]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,035         Filing Party: Zvi Barinboim, Silverboim
                                          Holdings Ltd., SPL Software Ltd.,
                                          WorldGroup Holdings Ltd.

Form or Registration No.  SC TO         Date Filed:   June 14, 2005

[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment Number 1 ("Amendment No. 1") amends and supplements the
Tender Offer Statement on Schedule TO (the "Schedule TO") filed by WorldGroup
Holdings Ltd., an Israeli corporation (the "Buyer"), SPL Software Ltd.,
Silverboim Holdings Ltd. and Zvi Barinboim relating to the Buyer's offer to purchase all the outstanding ordinary shares, par value NIS 1.46 per share (the
"Ordinary Shares"), of Robomatix Technologies Ltd., an Israeli corporation, at a purchase price of $1.00 per Ordinary Share, less any withholding tax due, in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the
Schedule TO. This Amendment No. 1 is being filed on behalf of the Buyer, SPL
Software Ltd., Silverboim Holdings Ltd. and Zvi Barinboim.

ITEM 8.       INTEREST IN SECURITIES OF THE COMPANY.

         Item 8(b) is hereby amended and supplemented by replacing the second full paragraph under the caption "The Offer -- Certain Information
         Concerning the Bidder Group" in the Offer to Purchase with the following:

                  Other than as set forth above under "-- Certain Information
         Concerning Robomatix -- Share Ownership" and in the following sentence, no member of our bidder group, no person named in Annex A hereto, and no majority-owned subsidiary or associate (as such term is defined by
         SEC rules) of any such person owns any shares of Robomatix or has effected any transaction in the shares in the past 60 days. Jacob
         Tenenboem, a director of SPL, sold 2,200 shares of Robomatix on June 7,
         2005 in the market through a broker at a price of $0.91 per share.

ITEM 11.      ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented as follows:

(a)(2)-(3) On June 23, 2005, the Buyer received the approval of the Israeli
         Anti-Trust Comptroller for its tender offer.

(a)(5)   On June 21, 2005, Shaul Ashkenazi, a director of the Buyer, filed a claim in the District Court in Tel Aviv, Israel against the Buyer,
         Silverboim Holdings Ltd., Mr. Barinboim, Gilex Holdings B.V., Ariel
         Levy and Marc Zalcman. The claim alleges that the Buyer's tender offer is inadvisable to the Buyer because the price per share in the offer is too high, and alleges that the offer was not duly authorized by the shareholders of the Buyer. The lawsuit seeks a declarative remedy of the cancellation of the Buyer's tender offer.

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                                  SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                             /s/ Zvi Barinboim
                                           ------------------------------
                                                 Zvi Barinboim

                                           SILVERBOIM HOLDINGS LTD.

                                           By: /s/ Zvi Barinboim
                                              ---------------------------
                                               Zvi Barinboim
                                               Chairman

                                           SPL SOFTWARE LTD.

                                           By: /s/ Zvi Barinboim
                                              ---------------------------
                                               Zvi Barinboim
                                               Chairman

                                           By: /s/ Zvi Bar Ness Nissensohn
                                              ---------------------------
                                               Zvi Bar Ness Nissensohn
                                               Director

                                           WORLDGROUP HOLDINGS LTD.

                                           By: /s/ Zvi Barinboim
                                              ---------------------------
                                               Zvi Barinboim
                                               Chairman

                                           By: /s/ Ehud Amir
                                              ---------------------------
                                               Ehud Amir
                                               Chief Executive Officer

Date: June 23, 2005

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